UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                      333-105666
Commission File Number 333-105666-01

NISSAN WHOLESALE RECEIVABLES CORPORATION II
AND NISSAN MASTER OWNER TRUST RECEIVABLES
(Exact name of registrant as specified in its charter)

333 Commerce Street, Nashville, Tennessee  37201, (615) 725-1127
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

One-month LIBOR plus 0.00% per annum, Series 2007-A Notes
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:17*

Pursuant to the requirements of the Securities Exchange Act of 1934 Nissan Wholesale Receivables Corporation II and Nissan Master Owner Trust Receivables has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                        NISSAN MASTER OWNER TRUST RECEIVABLES

                        By:     Nissan Motor Acceptance Corporation
                                                              as servicer

Dated:  April 30, 2008
                        By:    /s/ Sean D. Caley
                      Name:   Sean D. Caley
                      Title:    Assistant Secretary

                        NISSAN WHOLESALE RECEIVABLES CORPORATION II

                        By:     /s/ Sean D. Caley
                         Name:   Sean D. Caley
                       Title:   Assistant Secretary

________________________________________
*	Includes each participant in The Depository Trust Company (“DTC”) holding an indirect interest in the securities held of record as of such date by Cede & Co. as nominee for DTC.